FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                09 May 2007

                               File no. 0-17630


                                AGM Statement


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.


Enclosure: AGM Statement





9 May 2007



UPDATING STATEMENT



CRH plc, the international building materials group, is issuing this update on current trading conditions in conjunction with its Annual General Meeting which is being held today at 3.00 pm in Dublin.



Overall trading in the first four months of the year is ahead of last year with a particularly strong start from our operations in Europe. Development activity has been brisk with approximately euro 400 million invested in acquisitions and investments, including the recently announced purchase of a 50% stake in Denizli Cement in Turkey. We expect that the acquisition of publicly-quoted Swiss builders merchanting group, Getaz Romang, will be completed by end-May adding a further euro 350 million to development spend.



Europe Materials has benefited significantly to date from very favourable seasonal weather conditions and a continuing positive demand and pricing environment in most of its major markets. In Ireland construction continues at a high level with lower activity in residential construction offset by a strong non-residential sector and accelerating infrastructure investment. Our operations in Finland and the Baltic states have continued to experience broad-based growth and the new clinker line at the Lappeenranta plant has commenced production. Demand across our Polish activities has been exceptionally strong while our cement operation in the Ukraine has also enjoyed a positive start helped by the new coal mill. In Switzerland, cement sales are well ahead of 2006 as are volumes in our downstream readymixed concrete,
aggregates and asphalt businesses.   In Iberia, our Spanish readymixed concrete
and concrete products operations have enjoyed a favourable start, achieving good success in the recovery of higher input costs which had impacted margins in 2006; however, our Portuguese joint venture Secil has experienced further reductions in construction activity in its home market which continues to be impacted by cutbacks in public expenditure.



In Europe Products, improving economies and favourable building conditions through the winter months have contributed to a marked uplift in operating performance. Our Concrete Products group has enjoyed good growth across its structural concrete operations and a more substantial advance in its architectural business, helped particularly by a strong pick-up in its German concrete paving and landscape walling activities. Results to date in the Clay Products group are well ahead with lower energy costs and the absence of the extensive production shutdowns which impacted performance in UK and German activities in early 2006. In Building Products, our Construction Accessories businesses have outperformed with very positive trading to date; Insulation operations have continued to build on the improvement recorded in 2006; the strategically linked Fencing & Security (F&S), Daylight & Ventilation (D&V) and Roller Shutters & Awnings (RSA) businesses have seen good growth particularly in their Dutch and German markets.



Europe Distribution has also delivered a much improved performance thus far in 2007. Our Builders Merchanting activities in Netherlands, France, Germany and Switzerland are trading well with strong sales and operating profit advances through the first four months of the year. Our business in Austria, which had a disappointing outturn in the first half of 2006, has continued the improvement evident in the second half. After a moderate 2006, sales growth in our Benelux DIY activities has accelerated in recent months.



In the United States, the severe weather conditions experienced in many of Americas Materials' markets to date have been in contrast to the mild weather which boosted trading across these operations in the first half of last year. However, the highway construction season in these markets is, as normal, just getting underway and, with encouraging backlogs, we anticipate that the strong pricing environment evident in 2006 will be maintained in the current year. The integration of Ashland Paving And Construction (APAC) is continuing with good progress on the ongoing realisation of synergies across its operations. APAC's trading performance in the first four months of 2007 has been ahead of expectations. The priority for Americas Materials in 2007 is to continue the improving underlying trend in operating margin evident in its 2005 and 2006 results, through the achievement of efficiency gains, cost reduction and additional price improvement.



Our Americas Products operations have had a challenging start with the ongoing decline in new residential markets since mid 2006 leading to tough first half comparatives. This has been most evident in the Architectural Products Group's
(APG) masonry markets and in MMI's residential-oriented fencing activities. However, APG's bagged soil and mulch activities, which disappointed in 2006, have shown a good improvement to date while the Glen Gery clay brick operation is benefiting from lower energy input costs relative to 2006. Our mainly non-residential focussed Precast and Glass groups are continuing to benefit from the ongoing advance in non-residential construction, with backlogs in the Precast Group in particular substantially ahead of last year's levels. Our South American operations are performing well.



Demand in the Americas Distribution Group's roofing & siding and interior products businesses has been impacted by the harsh winter weather, the decline in new residential construction and price deflation in a number of product segments. In addition the Florida roofing & siding repair maintenance and improvement (RMI) market has slowed, having experienced exceptionally strong demand from late 2004 through mid-2006 due to extensive storm damage during the 2004 and 2005 hurricane seasons These circumstances have been partly offset by a good performance from the six acquisitions completed in 2006.



The year has started well with a strong performance across our European activities outweighing more challenging conditions in the Americas. Overall Group results to date are ahead of this time last year. With a continuing positive backdrop for Europe Materials and improvements in Europe Products & Distribution's main markets, we look to step up the pace of organic profit growth in Europe in 2007. In the Americas, while the severe winter weather patterns and the ongoing decline in new residential construction will affect first half trading comparisons, we expect that comparatives in the more important second half should be easier. This, combined with continuing growth in non-residential construction and a favourable funding and pricing backdrop for infrastructure, should ensure a satisfactory overall Americas result for 2007.



CRH's unique geographic, sectoral and product balance, with new US residential construction accounting for less than 10% of the Group overall, has continued to deliver strongly to date in 2007 both in terms of overall trading performance and development activity. While a weaker US Dollar will impact adversely on the translation of our US profits, with an ongoing focus on price and cost effectiveness, benefits from the record 2006 acquisition spend and a sustained development emphasis, we expect to achieve further progress in 2007.



This updating statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.



Contact CRH at Dublin 404 1000 (+353 1 404 1000)



Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  09 May 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director